UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street 151 24, Marousi Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
As previously disclosed, DryShips Inc. (the "Company") entered into a common stock purchase agreement (the "Purchase Agreement") with Kalani Investments Limited (the "Investor"), dated as of December 23, 2016, relating to the public offering by the Company of (i) up to $200.0 million of the Company's shares of common stock, par value $0.01 per share, to the Investor over a 24 month period (the "Shares") and (ii) up to an aggregate of $1.5 million of shares of the Company's common stock, par value $0.01 per share, issuable to the Investor as a commitment fee in consideration for entering into the Purchase Agreement.  Capitalized terms used herein and not otherwise defined have the meanings given in the Purchase Agreement, which was included as Exhibit 1.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on December 27, 2016.
As of the date hereof, the Company has sold an aggregate 14,090,507 Shares at an average price of approximately $3.05 per share. The aggregate gross purchase price for these Shares was $43.0 million. The Company's estimated aggregate net proceeds from the sale of these Shares is approximately $42.6 million, after deducting estimated aggregate offering expenses. Specifically, as mutually agreed to by the Company and the Investor, the Company sold (i) 4,320,998 Shares to the Investor pursuant to a Fixed Request Notice with a Fixed Amount Requested of $15.0 million following a Pricing Period from December 27, 2016 to December 30, 2016 and (ii) 9,769,509 Shares to the Investor pursuant to a Fixed Request Notice with a Fixed Amount Requested of $28.0 million following a Pricing Period from December 30, 2016 to January 6, 2017. Following the settlement for these Shares, the Company will have a total of 48,003,563 shares of common stock outstanding. As of the date hereof, up to $157.0 million of the Shares remains that the Company may sell pursuant to the Purchase Agreement.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the Securities and Exchange Commission and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: January 9, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer